CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

May 15, 2024

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Re:	China Green Agriculture, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023 Filed December 15, 2023 File No. 001-34260

Dear Mr. Grana:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 6, 2024 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2023, and Amendment No. 1 thereto (the “Form 10-K”).

We hereby file via EDGAR our response to the Comment Letter.

We have reviewed each of the comments in the Comment Letter and undertake to address each of them in our Report on Form 10-K for the fiscal year ending June 30, 2024 and subsequent filings.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact our counsel, Robert J. Zepfel, at rjz@haddanzepfel.com or (949) 683-0878.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li, CEO